

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Arnaud Pieton
Chief Executive Officer
Technip Energies B.V.
6 Allée de l'Arche, Faubourg de l'Arche, ZAC Danton
92400 Courbevoie, France

   Re: Technip Energies B.V.
        Amendment No. 1 to Draft Registration Statement on Form F-1
        Submitted December 18, 2020
        CIK No. 0001792045

Dear Mr. Pieton:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Filed December 18, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year ended December 31, 2018 compared to year ended December 31, 2017
Revenue, page 71

1.   We note your response and related revision to comment 8. We reissue our comment for the changes in contract estimates that had an impact on your margin in 2018.

Liquidity and Capital Resources, page 74

2.   Please disclose the interest rates of your debt, for example the bridge term loan and revolving credit facility.

Major Shareholders, page 124

3.   We note your revised disclosure in response to prior comment 11 and re-issue that comment. Please disclose the natural person or persons who have beneficial ownership of the shares held by each of The Vanguard Group, Inc., Bpifrance Participations S.A., BlackRock, Inc., Invesco Ltd. and State Street Corporation. In this regard, please note that Rule 13d-3 under the Exchange Act defines beneficial ownership to include those holders with voting and/or dispositive control of your shares.

Combined Financial Statements of Technip Energies for the Years Ended December 31, 2019, 2018 and 2017
6. Notes to Combined Financial Statements
Note 1. Accounting Principles
1.1 Background, page F-9

4.   We note your response to comment 13. Please revise to include pro forma financial information prepared in accordance with Article 11 of Regulation S-X giving effect to the transactions and agreements that are not already reflected in your historical financial statements (e.g. Bridge Term Facility, New Revolving Credit Facility, and Share Purchase Agreement).

Interim Condensed Combined Financial Statements (Unaudited)
6. Notes to Interim Condensed Combined Financial Statements (Unaudited)
Note 14. Related Party Transactions
14.2 Transactions with TechnipFMC, page F-108

5.   We note your response and related revisions to comment 18. Please revise to disclose what the "Other" component represents, including any material subcomponents and related amounts, in the reconciliation of Net Contributions From/(Distributions To) TechnipFMC to the corresponding amounts presented in the combined statement of cash flows tabular disclosure on top of page F-109. In addition, revise the column headings of your table to reflect the appropriate fiscal years for the comparative interim periods in the tabular disclosure.

General

6.   Please clarify throughout the prospectus the extent and nature of the control that Technip FMC, officers and directors of Technip Energies, investors and/or other related parties or insiders will have over Technip Energies. In this regard, please clarify, particularly in the Summary and Risk Factors sections, the persons who will hold such control and the

manners in which they will hold it, the extent to which such entities will control the decisions of the company, the fact that such persons may have differing interests from investors in this offering, the specific terms of any agreements regarding board representation on the board of Technip Energies, and the impact of the Voting Agreement.

You may contact Stephen Kim at 202-551-3291 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services